
07007138

19
8/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-53100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **July 1, 2006** and ending **June 30, 2007**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Trenwith Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3200 Bristol Street, Suite 400
(No. and Street)

Costa Mesa (City) — California (State) — 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Ronald E. Ainsworth — (714) 668-7333
(Area Code – Telephone No.)

PROCESSED
SEP 07 2007
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago (City) — Illinois (State) — 60601 (Zip Code)



RECEIVED
PROCESSING
AUG 29 2007
160
SECTION
WASH, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

KA
9/6

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Ronald E. Ainsworth**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Trenwith Securities, LLC as of **June 30, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

President

Title



Notary Public



NANCY N. SMALLEN
COMM. # 1743709
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. MAY 6, 2011

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [X] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

JURAT

State of California
County of Orange } SS.

Subscribed and sworn to (or affirmed) before me on this 14th day of August, 2007, by Ron E Ainsworth (Signer), personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Nancy N. Smallen
NOTARY'S SIGNATURE



NANCY N. SMALLEN
COMM. # 1743709
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. MAY 6, 2011

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☑ CORPORATE OFFICER

President & Sr. Managing Director
TITLE(S)

- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ SUBSCRIBING WITNESS
- ☐ OTHER: ______

ABSENT SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

FY07 Financial Statements
TITLE OR TYPE OF DOCUMENT

NUMBER OF PAGES

6/30/07
DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER



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TRENWITH SECURITIES, LLC

Costa Mesa, California


SEC MAIL PROCESSING
RECEIVED
AUG 2007
WASH. D.C.
160
SECTION

Financial Statements

Including Independent Auditors' Report

June 30, 2007 and 2006

TRENWITH SECURITIES, LLC

Facing Page

Oath or Affirmation

Table of Contents



INDEPENDENT AUDITORS' REPORT

To the Members of
Trenwith Securities, LLC
Costa Mesa, California

We have audited the accompanying statements of financial condition of Trenwith Securities, LLC as of June 30, 2007 and 2006 and the related statements of operations, changes in liabilities subordinated to claims of general creditors and members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trenwith Securities, LLC as of June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information identified in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company LLP

Chicago, Illinois
July 27, 2007

TRENWITH SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
June 30, 2007 and 2006

ASSETS

	2007	2006
ASSETS		
Cash	$ 2,688,391	$ 2,635,017
Deposit with broker-dealer	25,000	25,000
Accounts receivable, net of allowance for doubtful accounts of $25,000 for both years	647,415	170,179
Due from member	241,667	241,667
Due from related parties	5,334	589,188
Work in progress	101,869	22,091
TOTAL ASSETS	$ 3,709,676	$ 3,683,142

LIABILITIES AND MEMBERS' EQUITY

	2007	2006
LIABILITIES		
Accrued expenses	$ 191,977	$ 1,253,577
Due to related parties	2,150,519	226,992
Total Liabilities	2,342,496	1,480,569
SUBORDINATED BORROWINGS	802,500	802,500
MEMBERS' EQUITY	564,680	1,400,073
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,709,676	$ 3,683,142

See accompanying notes to financial statements.

TRENWITH SECURITIES, LLC

STATEMENTS OF OPERATIONS
Years Ended June 30, 2007 and 2006

	2007	2006
REVENUES		
Management and investment advisory fees	$ 5,720,070	$ 8,049,199
OPERATING EXPENSES		
Employee compensation and benefits	4,516,351	4,863,253
Communications	56,284	36,643
Professional fees	362,978	248,505
Occupancy and equipment rental	350,187	230,975
Travel and entertainment	228,326	169,013
General and administrative	605,438	720,279
Total Operating Expenses	6,119,564	6,268,668
OPERATING INCOME (LOSS)	(399,494)	1,780,531
OTHER INCOME		
Interest income, net of interest expense	39,101	15,002
NET INCOME (LOSS)	$ (360,393)	$ 1,795,533

See accompanying notes to financial statements.

TRENWITH SECURITIES, LLC

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AND MEMBERS' EQUITY
Years Ended June 30, 2007 and 2006

	Liabilities Subordinated to Claims of General Creditors	Members' Equity
Balance at June 30, 2005	$ 802,500	$ 904,540
Capital contributions	-	1,000,000
Capital distributions	-	(2,300,000)
Net income	-	1,795,533
Balance at June 30, 2006	802,500	1,400,073
Capital distributions	-	(475,000)
Net loss	-	(360,393)
Balance at June 30, 2007	$ 802,500	$ 564,680

See accompanying notes to financial statements.

TRENWITH SECURITIES, LLC

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (360,393)	$ 1,795,533
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation and amortization	-	9,996
Decrease in the allowance for uncollectible accounts	-	(75,000)
(Increase) decrease in:		
Accounts receivable	(477,236)	674,798
Work in progress	(79,778)	7,936
Increase (decrease) in:		
Accrued expenses	(1,061,600)	674,896
Net Cash Provided by (Used in) Operating Activities	(1,979,007)	3,088,159
CASH FLOWS FROM INVESTING ACTIVITIES		
Net repayments from (advances to) related parties	583,854	(245,720)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings from related parties	1,923,527	226,992
Member capital contributions	-	1,000,000
Member capital distributions	(475,000)	(2,300,000)
Net Cash Provided by (Used in) Financing Activities	1,448,527	(1,073,008)
NET INCREASE IN CASH	53,374	1,769,431
Cash, Beginning of Year	2,635,017	865,586
CASH, END OF YEAR	$ 2,688,391	$ 2,635,017
Supplemental Disclosures		
Cash paid during the year for		
Interest	$ 56,174	$ -

See accompanying notes to financial statements.

NOTE 1 - Nature of Operations

Trenwith Securities, LLC (the "Company") has operations in Costa Mesa, San Francisco, and San Jose, California; New York, New York; Chicago, Illinois; Boston, Massachusetts; Bethesda, Maryland; and Seattle, Washington. The Company provides long-term capital and corporate development services to companies or principals attempting to expand or divest their businesses. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Revenues from consulting or advisory engagements are recognized when mutually agreed upon milestones with clients are achieved. Revenues from success fees are recognized only when the contractual contingent condition has been achieved, such as the sale of a client company.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30-day terms for the succeeding month's services to be performed. Success fee arrangements are based on a pre-set formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after Company management approves the nature of the services to be performed.

The carrying amount of accounts receivable is reduced by a valuation account that reflects management's best estimate of accounts that will not be collected.

Work in Progress

Work in progress consists of employee expenses and time that has yet to be billed to the respective client.

Income Tax

As a limited liability company, the Company elected to be treated as a partnership; consequently, taxable income or loss is allocated to the members in accordance with their respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The Company may be liable for state taxes.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income or the calculation of net capital.

NOTE 3 - Subordinated Borrowings

The Company has an $802,500 subordinated loan agreement with one of its members. The loan bears interest at 7% and expires on September 30, 2007. The NASD approved this subordinated loan agreement; therefore, the amounts due under the agreement are available in computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (see Note 10). To the extent that this borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid.

Interest expense was $56,174 and $56,276, respectively, and is netted with interest income on the statement of operations.

NOTE 4 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $47,400 and $71,835 for the years ended June 30, 2007 and 2006, respectively.

NOTE 5 - Related Parties

The Company has a facilities usage agreement with one of its members to provide various occupancy services, including, but not limited to, telephone, computer support, and office space and services. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 29, 2008. The total amount paid to the member was $362,432 and $236,632 for the years ended June 30, 2007 and 2006, respectively.

Occasionally, the Company provides consultation and financial advisory services to one of its members. There was no such activity during the years ended June 30, 2007 and 2006.

NOTE 5 - Related Parties (cont.)

In connection with the asset purchase agreement of Trenwith Securities, Inc., one of the members agreed to become contingently liable for attaining future fee income totaling $750,000. $518,333 of these fees were paid during the year ended June 30, 2002, with the remainder to be paid upon dissolution. In addition, this member's initial capital contribution of $10,000 remains unpaid at June 30, 2007. Therefore, the total amount contingently due from this member as of June 30, 2007 and 2006 was $241,667.

From time to time, the Company pays the reimbursable expenses of an entity with a common member. Conversely, a separate entity with the same common member occasionally pays the expenses of the Company that are reimbursed.

NOTE 6 - Warrants

The Company received warrants in four publicly-traded companies in connection with success fee arrangements. These warrants expire through 2012. At June 30, 2007 and June 30, 2006, these warrants had exercise prices in excess of their stock price. As a result, no amounts have been recorded in these financial statements. Such amounts, and year-end balances, were immaterial.

NOTE 7 - Concentrations of Credit Risk/Significant Clients

Cash Balance

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the FDIC. The Company has cash balances on deposit with a bank at June 30, 2007 and 2006 that exceeded the FDIC insured amounts by approximately $2,629,000 and $2,563,000, respectively.

Major Customers

For the year ended June 30, 2007, the Company derived approximately 62% of its revenue from four clients. There was approximately 48% of its accounts receivable due from these clients as of June 30, 2007.

For the year ended June 30, 2006, the Company derived approximately 65% of its revenue from three different clients than those noted above. There were no amounts due from these clients as of June 30, 2006.

NOTE 8 - Commitments and Contingent Liabilities

In December 2005, the Company's president provided the Board of Directors of the Company an overview of an investigation into one of the Company's engagements and the difficulty the Company faced in providing the Department of Justice historical documentation. The Company's president also outlined the potential liability of bridging the gap on email retention between BDO Seidman, LLP and the broker dealer.

Subsequent to the board meeting in December 2005, the Company hired an outside consultant to re-create information from hard drives to satisfy the Department of Justice information requests. As a result, the Company fully complied with all information requests and requirements from the Department of Justice to their satisfaction. Therefore, Management does not believe any liability exists as a result of this matter.

NOTE 9 - New Accounting Pronouncement

The Financial Accounting Standards Board ("FASB") has published FASB Interpretation No. 48 ("FIN No. 48"), *"Accounting for Uncertainty in Income Taxes,"* to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes,"* on the uncertainty in income taxes recognized in an enterprise's financial statements. Specifically, FIN No. 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 will apply to the year beginning July 1, 2007. The Company does not expect the adoption of FIN No. 48 to have a material effect on its financial statements.

NOTE 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2007 and 2006, the Company had net capital of $529,107 and $1,179,448, respectively, which was $372,863 and $1,080,694, respectively, in excess of its required net capital of $156,244 and $98,754, respectively. At June 30, 2007 and 2006, the Company's ratio of aggregate indebtedness to net capital was 4.43 to 1 and 1.26 to 1, respectively.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
June 30, 2007 and 2006

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SUPPLEMENTARY INFORMATION

TRENWITH SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2007

Broker or Dealer: **Trenwith Securities, LLC** — as of June 30, 2007

1. Total ownership equity from Statement of Financial Condition			$ 564,680	{3840}
2. Deduct ownership equity not allowable for Net Capital			-	{3890}
3. Total ownership equity qualified for Net Capital			564,680	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			802,500	{3720}
B. Other (deductions) or allowable credits (list)			-	{3525}
5. Total capital and allowable subordinated liabilities			1,367,180	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	$ 838,073	{3540}		
B. Secured demand note deficiency	-	{3590}		
C. Commodity futures contracts and spot commodities-proprietary capital charges	-	{3600}		
D. Other deductions and/or charges	-	{3610}	(838,073)	{3620}
7. Other additions and/or allowable credits (list)			-	{3630}
8. Net capital before haircuts on securities positions			529,107	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments	-	{3660}		
B. Subordinated securities borrowings	-	{3670}		
C. Trading and investment securities:				
1. Exempted securities	-	{3735}		
2. Debt securities	-	{3733}		
3. Options	-	{3730}		
4. Other securities	-	{3734}		
D. Undue concentration	-	{3650}		
E. Other (list)	-	{3736}	-	{3740}
10. Net Capital			$ 529,107	{3750}

Non-allowable assets include:	
Accounts receivable, net	$ 489,203
Due from member	241,667
Due from related parties	5,334
Work in progress	101,869
Total non-allowable assets	$ 838,073

See independent auditors' report.

TRENWITH SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2007

Broker or Dealer: **Trenwith Securities, LLC** — as of June 30, 2007

Part A

11. Minimum net capital required (6 2/3% of line 18)			$ 156,244	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			50,000	{3758}
13. Net capital requirement (greater of line 11 or 12)			156,244	{3760}
14. Excess net capital (line 10 less line 13)			372,863	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)			294,857	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$ 2,342,496	{3790}
17. Add:				
A. Drafts for immediate credit	$ -	{3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}		
C. Other unrecorded amounts (list)	-	{3820}	-	{3830}
18. Total aggregate indebtedness			$ 2,342,496	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			442.73 %	{3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.00 %	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

See independent auditors' report.

TRENWITH SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2007

Broker or Dealer: **Trenwith Securities, LLC** as of June 30, 2007

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section which an exemptive provision from Rule 15c3-3 is claimed:

A. (k)(1) - Limited business (mutual funds and/or variable annuities only) ________ {4550}

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained ________ {4560}

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis ____X____ {4570}

Name of Clearing Firm: Pershing, LLC

D. (k)(3) - Exempted by order of the Commission (include copy of letter) ________ {4580}

NOTE: The differences between the computations included on pages 11 - 12 and the computations included in the Company's corresponding unaudited Form X-17-A-5 Part IIA Filing are as follows:

Amount Originally Reported	$ 549,371
Accounting adjustments for understatement of expenses	(20,265)
Amount Reported Herein	$ 529,106

See independent auditors' report.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Trenwith Securities, LLC
Costa Mesa, California

In planning and performing our audit of the financial statements of Trenwith Securities, LLC (the "Company") as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors and management of the Company, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Virchow, Krause & Company LLP

Chicago, Illinois
July 27, 2007

END